HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2023 and 2022

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three months ended March 31, 2023, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three months ended March 31, 2023, based on information available to management as of May 4, 2023.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2023	2022	Change
Revenues	2,065	2,037	1.4%
Purchased power	1,010	1,014	(0.4%)
Revenues, net of purchased power[1]	1,055	1,023	3.1%
Operation, maintenance and administration (OM&A) costs	319	280	13.9%
Depreciation, amortization and asset removal costs	249	235	6.0%
Financing charges	134	114	17.5%
Income tax expense	66	80	(17.5%)
Net income to common shareholder of Hydro One	285	312	(8.7%)

Basic earnings per common share (EPS)	$2,004	$2,193	(8.6%)
Diluted EPS	$2,004	$2,193	(8.6%)

Net cash from operating activities	340	430	(20.9%)
Funds from operations (FFO)[1]	497	629	(21.0%)

Capital investments	494	444	11.3%
Assets placed in-service	237	225	5.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,228	20,677	(2.2%)
Distribution: Electricity distributed to Hydro One customers (GWh)	8,545	8,895	(3.9%)

As at	March 31, 2023	December 31, 2022
Debt to capitalization ratio[2]	55.5%	55.1%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, and an approximately 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

The other segment consists of certain corporate activities and is not rate-regulated.
For the three months ended March 31, 2023 and 2022, Hydro One's segments accounted for the Company's total revenues, as follows:

Three months ended March 31	2023	2022
Transmission	27%	26%
Distribution	73%	74%
Other	—%	—%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the three months ended March 31, 2023 and 2022 as follows:

Three months ended March 31	2023	2022
Transmission	53%	51%
Distribution	47%	49%
Other	—%	—%
At March 31, 2023 and December 31, 2022, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2023	December 31, 2022
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended March 31, 2023 of $285 million is a decrease of $27 million, or 8.7%, from the prior year. Significant influences on the change in net income attributable to common shareholder of Hydro One included:
•higher revenues, net of purchased power,1 resulting from:
•an increase in transmission revenues due to Ontario Energy Board (OEB)-approved 2023 transmission rates, partially offset by lower peak demand; partially offset by
•a decrease in distribution revenues, net of purchased power,1 mainly due to lower energy consumption.
•higher OM&A costs primarily resulting from higher corporate support costs and higher work program expenditures.
•higher depreciation, amortization and asset removal costs were primarily due to higher environmental expenditures, higher asset removal costs associated with storm-related asset replacements, and the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
•higher financing charges attributable to higher weighted-average interest rates on short-term and long-term indebtedness, partially offset by a higher weighted average interest rate on short-term investments.
•lower income tax expense primarily attributable to lower earnings and higher deductible timing differences compared to the prior year.
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2023	2022	Change
Transmission	556	520	6.9%
Distribution	1,509	1,517	(0.5%)
Total revenues	2,065	2,037	1.4%

Transmission	556	520	6.9%
Distribution revenues, net of purchased power[1]	499	503	(0.8%)
Total revenues, net of purchased power[1]	1,055	1,023	3.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,228	20,677	(2.2%)
Distribution: Electricity distributed to Hydro One customers (GWh)	8,545	8,895	(3.9%)
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Transmission Revenues
Transmission revenues increased by 6.9% compared to the quarter ended March 31, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are offset in OM&A and income tax expense and are therefore net income neutral; partially offset by
•lower average monthly peak demand.

Distribution Revenues
Distribution revenues decreased by 0.5% compared to the quarter ended March 31, 2022, primarily due to the following:
•lower energy consumption; and
•lower purchased power costs, which are fully recovered from ratepayers and thus net income neutral; partially offset by
•higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are offset in OM&A and income tax expense and are therefore net income neutral.

Distribution revenues, net of purchased power,2 decreased by 0.8% during the quarter ended March 31, 2023, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.
OM&A Costs

Three months ended March 31 (millions of dollars)	2023	2022	Change
Transmission	128	100	28.0%
Distribution	187	177	5.6%
Other	4	3	33.3%
	319	280	13.9%
Transmission OM&A Costs
Transmission OM&A costs were 28.0% higher than the quarter ended March 31, 2022, primarily due to:
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity;
•higher volume of station maintenance work; and
•higher OM&A associated with the recovery of historical cost deferrals approved for disposition in the Company’s recent Joint Rate Application (JRAP), which are offset in revenue and net income neutral.

Distribution OM&A Costs
Distribution OM&A costs were 5.6% higher than the quarter ended March 31, 2022, primarily due to:
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity;
•higher volume of work on emergency restoration; and
•higher OM&A associated with the recovery of historical cost deferrals approved for disposition in JRAP, which are offset in revenue and net income neutral; partially offset by
•lower allowance for doubtful accounts.
Depreciation, Amortization and Asset Removal Costs
Higher depreciation, amortization and asset removal costs primarily due to removals associated with higher storm-related asset replacements, higher environmental expenditures, and the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
Financing charges increased by $20 million or 17.5% for the quarter ended March 31, 2023, primarily due to higher weighted-average interest rates on long-term debt and short-term notes, partially offset by a higher weighted average interest rate on short-term investments.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Income Tax Expense
Income tax expense was $66 million for the three months ended March 31, 2023, compared to $80 million for the comparable period last year. The $14 million decrease in income tax expense for the three months ended March 31, 2023, was primarily attributable to:
•lower earnings compared to the prior year; and
•higher deductible timing differences compared to the prior year; partially offset by
•higher tax expense related to the recovery of regulatory accounts approved for disposal as part of the JRAP decision, which is offset in revenue and therefore net income neutral.
The Company realized an effective tax rate (ETR) of approximately 18.7% for the three months ended March 31, 2023, compared to approximately 20.3% realized in 2022. The decrease of 1.6% for the period was primarily attributable to the factors noted above.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Revenues	2,065	1,851	2,022	1,830	2,037	1,768	1,903	1,712
Purchased power	1,010	895	963	852	1,014	914	933	838
Revenues, net of purchased power[1]	1,055	956	1,059	978	1,023	854	970	874
Net income to common shareholder	285	181	308	256	312	159	302	240

Basic and diluted EPS	$2,004	$1,273	$2,165	$1,800	$2,193	$1,118	$2,123	$1,687

Earnings coverage ratio[2]	3.2	3.4	3.4	3.3	3.3	3.1	3.1	3.0
1    Revenues, net of purchased power is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2023 and 2022:

Three months ended March 31 (millions of dollars)	2023	2022	Change
Transmission	115	120	(4.2%)
Distribution	122	105	16.2%
Total assets placed in-service	237	225	5.3%
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $5 million, or 4.2% in the first quarter ended March 31, 2023, compared to the quarter ended March 31, 2022, primarily due to the following:
•timing of assets placed in-service for major development projects including the East-West Tie Connection; and
•lower investments placed in-service associated with line refurbishments and replacements, spare transformer purchases and customer connections; partially offset by
•timing of investments placed in-service for refurbishments and replacements of stations equipment at the Nanticoke Transformer Station, Bridgman Transformer Station and Lennox Transformer Station.

Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $17 million, or 16.2% in the first quarter ended March 31, 2023, compared to the quarter ended March 31, 2022, primarily due to the following:
•higher volume of storm-related asset replacements; and
•higher volume of assets placed in-service associated with customer connections.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2023 and 2022:

Three months ended March 31 (millions of dollars)	2023	2022	Change
Transmission
Sustaining	220	206	6.8%
Development	62	45	37.8%
Other	16	26	(38.5%)
	298	277	7.6%
Distribution
Sustaining	81	67	20.9%
Development	100	83	20.5%
Other	15	17	(11.8%)
	196	167	17.4%
Total capital investments	494	444	11.3%
Transmission Capital Investments
Transmission capital investments increased by $21 million, or 7.6%, in the first quarter of 2023 compared to the first quarter of 2022, primarily due to the following:
•investments in the new Chatham to Lakeshore Transmission Line project; and
•higher volume of transmission line refurbishments and replacements; partially offset by
•timing of work on customer connections and major development projects.
Distribution Capital Investments
Distribution capital investments increased by $29 million, or 17.4%, in the first quarter of 2023 compared to the first quarter of 2022, primarily due to the following:
•higher spend on storm-related asset replacements;
•timing of spend on information technology initiatives; and
•higher volume of work on customer connections.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at March 31, 2023:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Barrie Area Transmission Upgrade	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2023	125	67
East-West Tie Station Expansion[1]	Northern Ontario	New transmission connection and station expansion	2024	191	183
Waasigan Transmission Line[2]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2024	68	41
Chatham to Lakeshore Transmission Line[3]	Southwestern Ontario	New transmission line and station expansion	2025	268	62
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2025	38	9
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	115
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	93
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	167
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	122
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	119
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	21
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	14
1 The East-West Tie Station Expansion project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-22 period, and final project in-service expected in 2024.
2 The Waasigan Transmission Line includes both phase 1 and phase 2 of the project. The estimated cost relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. On May 4, 2022 and November 18, 2022, Hydro One entered into agreements with First Nations communities that provide them the opportunity to acquire 50% ownership in the project. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
3 The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario”.
4 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The following tables summarize Hydro One’s annual projected capital investments for 2023 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2023	2024	2025	2026	2027
Transmission[1]	1,565	1,547	1,446	1,475	1,539
Distribution	924	1,027	1,043	1,001	989
Total capital investments[3,4]	2,489	2,574	2,489	2,476	2,528

By category: (millions of dollars)	2023	2024	2025	2026	2027
Sustainment	1,534	1,658	1,629	1,548	1,480
Development[1]	691	710	669	730	891
Other[2]	264	206	191	198	157
Total capital investments[3,4]	2,489	2,574	2,489	2,476	2,528
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision.
2 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
3 On March 29, 2021, the Independent Electricity Service Operator (IESO) requested Hydro One to initiate work to develop and construct a new transmission line between Chatham and Lambton (the St Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work.
4 In 2014, the OEB amended Hydro One Network's transmission licence to develop and seek approvals for the Northwest Bulk Transmission Line (now the Wasigan Transmission Line). The future capital investments presented do not include construction costs for Phases 1 and 2 of this project.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2023	2022
Net cash from operating activities	340	430
Net cash used in financing activities	(264)	(465)
Net cash used in investing activities	(534)	(464)
Decrease in cash and cash equivalents	(458)	(499)
Net cash from operating activities
Cash from operating activities decreased by $90 million for the three months ended March 31, 2023, compared to 2022. The decrease was impacted by various factors, including the following:
•changes in regulatory account balances; and
•lower pre-tax income; partially offset by
•increase in net working capital deficiency primarily attributable to lower receivables and higher payables for energy purchased from embedded generators, partially offset by a lower cost of power payable to the IESO.
Net cash used in financing activities
Cash used in financing activities decreased by $201 million in the first quarter of 2023 compared to 2022. This was impacted by various factors, including the following:
Uses of cash
•the Company repaid $2,210 million of short-term notes in the first quarter of 2023, compared to $1,106 million repaid in the same period last year.
•the Company repaid $600 million of long-term debt in the first quarter of 2023, and the first quarter of 2022.
•common share dividends paid in the first quarter of 2023 were $165 million, compared to dividends of $157 million paid in the same period last year.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Sources of cash
•the Company received proceeds of $1,640 million from the issuance of short-term notes in the first quarter of 2023 compared to $1,390 million received in the same period last year.
•the Company issued $1,050 million of long-term debt in the first quarter of 2023, compared to no long-term debt issued in 2022.
Net cash used in investing activities
Cash used in investing activities increased by $70 million for the three months ended March 31, 2023 compared to 2022 as a result of higher capital investments in the current year. See section “Capital Investments” for comparability of capital investments made by the Company during the three months ended March 31, 2023 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At March 31, 2023, Hydro One had $806 million in commercial paper borrowings outstanding, compared to $1,374 million outstanding at December 31, 2022. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,300 million at March 31, 2023. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance (ESG) targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On January 12, 2023, Hydro One published a Sustainable Financing Framework (Framework), which allows the Company and its subsidiaries to issue sustainable financing instruments and allocate the net proceeds to investments in eligible green and social project categories. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. No amounts were drawn on the Operating Credit Facilities at March 31, 2023 or December 31, 2022. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At March 31, 2023, the Company had long-term debt outstanding in the principal amount of $13,826 million, which included $13,695 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $131 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2023 and 2064, and at March 31, 2023, had a weighted-average term to maturity of approximately 14.7 years (December 31,2022 - 14.2 years) and a weighted-average coupon rate of 4.1% (December 31, 2022 - 3.9%).
In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At March 31, 2023, $2,200 million remained available for issuance under the MTN Program prospectus.
Compliance
At March 31, 2023, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2023 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,826	131	1,950	750	10,995
Long-term debt - interest payments	8,643	561	1,081	1,020	5,981
Short-term notes payable	806	806	—	—	—
Pension contributions	543	66	162	152	163
Environmental and asset retirement obligations	128	19	36	4	69
Outsourcing and other agreements	139	105	12	10	12
Lease obligations	54	11	21	16	6
Long-term software/meter agreement	29	9	15	2	3
Total contractual obligations	24,168	1,708	3,277	1,954	17,229

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[1]	181	180	1	—	—
Guarantees[2]	475	475	—	—	—
Total other commercial commitments	2,956	655	1	2,300	—
1 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At May 4, 2023, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At May 4, 2023, the Company had no preferred shares issued and outstanding.

REGULATION
Hydro One Networks
On November 29, 2022 the OEB issued a Decision and Order approving Hydro One Networks' JRAP for distribution rates and transmission revenue requirement for the period 2023-2027. The following table lists the rate base and revenue requirements arising from the approved rate application:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base	Revenue Requirement	Rate Base	Revenue Requirement
2023	$14,534 million	$1,952 million	$9,460 million	$1,727 million
2024	$15,342 million	$2,073 million	$9,979 million	$1,813 million
2025	$16,271 million	$2,168 million	$10,573 million	$1,886 million
2026	$17,148 million	$2,277 million	$11,153 million	$1,985 million
2027	$17,940 million	$2,362 million	$11,656 million	$2,071 million

Following the OEB approval of the JRAP Settlement and the pending completion of the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers in 2023, Hydro One's effective tax rate over the next five years is expected to be between 13% and 16%.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Deferred Tax Asset
On April 8, 2021, the OEB rendered its decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period commencing on July 1, 2021.

The recovery of the previously shared DTA amounts plus carrying charges resulted in a $34 million increase in FFO4 for the three months ended March 31, 2023 (2022 - $34 million) and is expected to result in FFO4 of approximately $65 million in 2023 (2022 - $135 million). In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This resulted in an incremental $12 million of FFO4 in the first quarter of 2023 (2022 - $12 million) and is expected to result in additional FFO4 of approximately $46 million in 2023, but expected to decline annually thereafter.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023-2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023-2027, and a 3.72% rate increase effective May 1, 2023.

OTHER DEVELOPMENTS
Collective Agreements
Hydro One’s collective agreement with the Power Workers’ Union (PWU) for Customer Service Operations expired on September 30, 2022. Collective bargaining to renew this agreement commenced on August 29, 2022 and is ongoing.
Hydro One’s collective agreements with the PWU and Society of United Professionals expired on March 31, 2023. Negotiations to renew these agreements commenced on January 11, 2023 and January 16, 2023, respectively and are ongoing.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On May 9, 2022, Hydro One filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. On November 24, 2022, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval. On December 28, 2022, the Haudenosaunee Development Institute filed an appeal to the Divisional Court, under s.22 of the Ontario Energy Board Act, 1998, of this decision. The appeal, amongst other items, asked to set aside the OEB's decision granting Hydro One approval to construct the Chatham to Lakeshore Transmission Line project and to deny the application. The Haudenosaunee Development Institute filed their appeal materials on March 1, 2023. The OEB and Hydro One filed their responding materials on May 1, 2023. A divisional court date is scheduled for June 15, 2023.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line project, a single-circuit 230 kilovolt transmission line between Mackenzie Transformer Station in the Town of Atikokan and Dryden Transformer Station in the City of Dryden, should be in service as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
In 2013, the Province issued an Order in Council with a directive from the Minister of Energy to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project. Hydro One is currently undertaking an environmental assessment which includes both phases of the project (see section “Major Transmission Capital Investment Projects”). Hydro One plans to submit a Leave to Construct (Section 92) application to the OEB for both phases of the project in 2023. Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

HYDRO ONE EXECUTIVE OFFICERS
On January 10, 2023, the Board of Directors of Hydro One announced the appointment of David Lebeter as President and Chief Executive Officer effective February 1, 2023. On February 1, 2023, Mr. William (Bill) Sheffield stepped down from his role as Interim President and Chief Executive Officer, however, continues in his role as a director of Hydro One, but will not stand for re-election at the Company's upcoming Annual General Meeting.
On April 13, 2023, Hydro One announced the appointment of Teri French as Executive Vice President (EVP), Operations and Customer Experience and Andrew Spencer as EVP, Capital Portfolio Delivery. On the same day, the Company announced expanded mandates for Megan Telford as EVP, Strategy, Energy Transition, Human Resources and Safety and Chris Lopez as EVP, Chief Financial and Regulatory Officer.
On April 13, 2023, Paul Harricks announced his intention to retire and stepped down from his role as EVP, Chief Legal Officer. On the same day, Cassidy McFarlane was named General Counsel of Hydro One. Mr. Harricks is remaining with Hydro One as a Senior Advisor to the Chief Executive Officer until the end of the year.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Three months ended March 31 (millions of dollars)	2023	2022
Net cash from operating activities	340	430
Changes in non-cash balances related to operations	161	203
Distributions to noncontrolling interest	(4)	(4)
FFO	497	629
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Revenues	2,065	1,851	2,022	1,830	2,037	1,768	1,903	1,712
Less: Purchased power	1,010	895	963	852	1,014	914	933	838
Revenues, net of purchased power	1,055	956	1,059	978	1,023	854	970	874

Quarter ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Distribution revenues	1,509	1,370	1,459	1,314	1,517	1,347	1,395	1,263
Less: Purchased power	1,010	895	963	852	1,014	914	933	838
Distribution revenues, net of purchased power	499	475	496	462	503	433	462	425

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	March 31, 2023	December 31, 2022
Short-term notes payable	806	1,374
Add: bank indebtedness	30	—
Less: cash and cash equivalents	—	(458)
Long-term debt (current portion)	132	733
Long-term debt (long-term portion)	13,652	12,606
Total debt (A)	14,620	14,255

Shareholder's equity (excluding noncontrolling interest)	11,712	11,596
Total debt plus shareholder's equity (B)	26,332	25,851

Debt-to-capitalization ratio (A/B)	55.5%	55.1%
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Net income to common shareholder	285	181	308	256	312	159	302	240
Income tax expense	66	41	101	68	80	54	71	27
Financing charges	134	125	121	118	114	122	116	101
Earnings before income taxes and financing charges attributable to common shareholder	485	347	530	442	506	335	489	368

Twelve months ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Earnings before income taxes and financing charges attributable to common shareholder (A)	1,804	1,825	1,813	1,772	1,698	1,604	1,579	1,516

Quarter ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Financing charges	134	125	121	118	114	122	116	101
Capitalized interest	15	16	16	16	15	16	15	16
Financing charges and capitalized interest	149	141	137	134	129	138	131	117

Twelve months ended (millions of dollars)	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
Financing charges and capitalized interest (B)	561	541	538	532	515	513	505	502

Earnings coverage ratio = A/B	3.2	3.4	3.4	3.3	3.3	3.1	3.1	3.0

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at March 31, 2023. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), the OEB, Acronym Solutions Inc. (Acronym) and Hydro One Broadband Solutions Inc, (HOBSI) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2023 and 2022:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2023	2022
IESO	Power purchased	787	778
	Revenues for transmission services	551	516
	Amounts related to electricity rebates	230	301
	Distribution revenues related to rural rate protection	61	61
	Distribution revenues related to supply of electricity to remote northern communities	11	9
	Distribution revenues related to Wataynikaneyap Power LP	14	—
	Funding received related to CDM programs	1	—
OPG	Power purchased	4	6
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	3	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1
OEB	OEB fees	3	2
Hydro One Limited	Dividends paid	165	157
	Stock-based compensation costs	1	1
	Cost recovery for services provided	3	—
Acronym	Services received – costs expensed	7	7
	Revenues for services provided	1	—
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2022 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2023 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	No impact upon adoption
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expected timing of the Company's update to its transmission and distribution revenue requirements; expectations about the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; collective bargaining and agreements and expectations regarding the ability to negotiate renewal collective agreements; expectations regarding directors; expected court date regarding the Chatham to Lakeshore project; expectations regarding the Waasigan Transmission Line project, including the Company’s plan to submit a Leave to Construct (Section 92) application to the OEB; future pension contributions; non-GAAP financial measures; internal controls over financial reporting and disclosure; recent accounting-related guidance and anticipated impacts; and the MTN Program. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2023 and 2022

Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

16